NEWS RELEASE

First Mining Announces Additional Drill Results From its
Goldlund Gold Project, Ontario, Canada

Further Results from Drilling at Zones 2 and 3 in the Goldlund Main Zone

May 6, 2020 – Vancouver, Canada – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce additional results from the 2020 drill program at the Company’s wholly-owned Goldlund Gold Project (“Goldlund”) in northwestern Ontario, Canada. Drilling to date continues to define mineralization in the eastern and western portions of the defined resource area at Goldlund (the “Main Zone”) and provides important geological information on the structural and lithological controls of gold mineralization around the Main Zone.

Latest highlights from holes drilled at the Main Zone include:

●
Hole GL-20-010 intersected 1.20 grams per tonne gold (“g/t Au”) over 44.0 metres (“m”)
o
Including 1.94 g/t Au over 17.0 m; and
o
Including 15.90 g/t Au over 1.0 m
●
Hole GL-20-006 intersected 2.10 g/t Au over 13.0 m
o
Including 12.07 g/t Au over 1.0 m; and
o
Including 1.67 g/t Au over 9.0 m
“We are pleased with the continuing mineralization intersected by our recent drill program”, stated Dan Wilton, CEO of First Mining. “Our work at Goldlund continues to enlarge the areas of known mineralization and highlight the Project’s expansion potential, while at the same time giving us a better understanding of how the mineralization is structured around the resource.”

The 19 holes highlighted in this news release include both infill and step-out holes designed to test the area between Zones 2 and 3. Seventeen of these holes are located approximately 1.5 kilometres southwest along strike from the first 11 holes drilled in this program which targeted the northeast extensions of Zones 2 and 3. Hole GL-19-034 targeted the northeast extension of Zone 2. The majority of the remaining holes reported in this news release targeted the southwestern extension of Zone 3 and the area between Zones 2 and 3. Hole GL-20-004 intersected both Zones 2 and 3 in their southwest extension. Hole GL-20-016 targeted the southwest extension of Zone 4. Most of the mineralization intercepted by these holes is associated with altered porphyry units. Minor mineralization is also associated with gabbro and basalt/andesite, and mainly occurs in close proximity to the contacts with porphyry. The highest-grade gold mineralization was intersected in holes GL-20-010 (44 metres at 1.20 g/t Au) and GL-20-006 (13 metres at 2.10 g/t Au) which were drilled vertically through Zone 3.

The 2019 - 2020 drill program at the Main Zone has so far consisted of 39 drill holes for a total of 7,300 metres, focused primarily on Zones 2 and 3. Drilling was completed on approximate 50 metre spacing. The goal of this drill program is to define and extend mineralization in the eastern and western portions of the Main Zone area. This news release incorporates results from 19 of the 39 holes completed to date (following on from the Company’s March 2, 2020 news release which announced the results of the first 11 holes), with results from the final 11 holes of the drill program to be released as assay results become available, and prior to resuming the 2020 main zone drill program.

Select assay results from these 19 holes from the Main Zone drill program are reported below:

Hole ID	From (m)	To (m)	Length (m)	Au g/t	Target
GL-19-021	139.00	140.0	1.00	9.19	Main Zone
and	188.00	191.00	3.00	3.20	(Zone 3)
including	188.00	189.00	1.00	6.54
and	286.00	288.61	2.61	1.97
including	286.00	286.70	0.70	6.64
GL-19-034	25.94	27.17	1.23	8.63	Main Zone
and	30.72	31.20	0.48	1.81	(Zone 2)
and	53.00	55.00	2.00	1.46
and	60.00	62.00	2.00	3.40
GL-20-006	153.00	211.00	58.00	0.83	Main Zone
including	153.00	166.00	13.00	2.10	(Zone 3)
and including	161.00	162.00	1.00	12.07
and including	165.00	166.00	1.00	5.10
and including	202.00	211.00	9.00	1.67
and including	208.00	209.00	1.00	9.00
GL-20-010	119.00	122.00	3.00	3.06	Main Zone
including	120.00	121.00	1.00	7.86	(Zone 3)
and	148.00	192.00	44.00	1.20
including	152.00	153.00	1.00	6.70
and including	166.00	183.00	17.00	1.94
and including	182.00	183.00	1.00	15.90
and	199.00	210.00	11.00	0.26

Notes:

●
Assaying for the Goldlund 2019-2020 drill program is being completed by SGS Canada Inc. (“SGS”) at their laboratories in Red Lake, Ontario and Vancouver, BC. Prepared 50 g samples are analyzed for gold by lead fusion fire assay with an atomic absorption spectrometry finish. Multi-element analysis is also being completed on selected holes by two-acid aqua regia digestion with ICP-MS and AES finish.
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Reported widths are drilled core lengths; true widths are unknown at this time. Assay values are uncut.
●
Intervals for holes GL-20-006 and GL-20-010 include results of selected assay repeats. These repeats were done by screened metallic fire assay on 1 kg size samples at the SGS laboratory in Vancouver, BC.

Geological Highlights

This new drilling once again highlights that mineralization at Goldlund is structurally controlled and can be associated with lithological units other than the granodiorite (tonalite) that is the main host for the Zone 1 and 7 gold mineralization which comprises approximately 70% of the current resource.

As with the last eleven reported holes, these latest 19 drill holes within Zones 2 and 3 encountered mineralization within locally silicified, sheared and variolitic andesites, as well as gabbros and altered porphyries, with gold mineralization typically associated with quartz-ankerite veining and alteration halos associated with the veining (as is also typical of the “Goldlund-style” of mineralization present in granodiorite). Gold mineralization associated with andesite was not previously recognized at Goldlund and hence this association provides a new exploration horizon at the Project. The drilling completed so far in 2020 continues to provide important geological information on the structural and lithological controls of gold mineralization in and around the main resource area at Goldlund.

Drill Result Details

A plan map showing the drill hole locations and assay status at the Main Zone can be viewed at: https://www.firstmininggold.com/_resources/news/GLD_NR_May_Plan_Map.pdf

A cross section showing drill results and highlights for holes GL-20-010 and GL-20-011 can be viewed at: http://www.firstmininggold.com/_resources/news/GLD_NR_May_XSection.pdf

A complete list of the 2019 - 2020 drill results to date, including hole details, can be viewed at: https://www.firstmininggold.com/_resources/news/2020-05-06-FF-NR-Goldlund-2019and2020-Drill-Results.pdf

Drill Hole Locations

Hole ID	Azimuth ⁰	Dip ⁰	Final Depth (m)	UTM East	UTM North
GL-19-021	0	-90	386	546100	5527506
GL-19-022	0	-50	173	546100	5527506
GL-19-034	335	-45	74	547774	5528162
GL-20-001	0	-90	314	546099	5527538
GL-20-002	0	-90	293	546150	5527548
GL-20-003	0	-90	206	546150	5527576
GL-20-004	0	-55	194	546150	5527576
GL-20-005	0	-90	188	546200	5527550
GL-20-006	0	-90	221	546200	5527525
GL-20-007	0	-90	83	546250	5527530
GL-20-008	0	-90	203	546250	5527530
GL-20-009	0	-90	125	546250	5527555
GL-20-010	0	-90	218	546295	5527527
GL-20-011	0	-75	164	546295	5527527
GL-20-012	0	-90	263	546350	5527559
GL-20-013	0	-55	122	546350	5527559
GL-20-014	0	-90	188	546400	5527566
GL-20-015	0	-90	191	546388	5527591
GL-20-016	0	-70	206	546338	5527332

QA/QC Procedures

The QA/QC program for the 2019-2020 drilling program at Goldlund consists of the submission of duplicate samples and the insertion of Certified Reference Materials and blanks at regular intervals. These are inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total). The standards used in the 2019-2020 Goldlund drilling program range in grade from 0.5 g/t Au to 9.0 g/t Au, and are sourced from CDN Resource Laboratories in Langley, BC. Blanks have been sourced locally from barren granitic material.

Field duplicates from quartered core, as well as 'coarse' or 'pulp' duplicates taken from coarse reject material or pulverized splits, are also submitted at regular intervals with an insertion rate of 4% for field duplicates and 4% for coarse or pulp duplicates. Additional selected duplicates are being submitted to an umpire lab for check assaying. SGS also undertakes its own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining Gold Corp. is a Canadian-focused gold exploration and development company advancing a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category. First Mining’s primary focus is the development and permitting of its Springpole Gold Project and the advanced exploration of its Goldlund Gold Project, both located in northwestern Ontario. Springpole is one of the largest undeveloped gold assets in Canada, with permitting and a Pre-Feasibility Study underway. Goldlund is an advanced exploration stage asset where drilling in 2020 is planned to define both the extension of the existing resource area and to better define the regional scale potential. First Mining’s eastern Canadian property portfolio also includes Cameron, Pickle Crow, Hope Brook, Duparquet, Duquesne, and Pitt.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Spiros Cacos | Vice President, Investor Relations
Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) ) the timing for the receipt of outstanding assays from the 2019 - 2020 drill program at the Main Zone and the interpretation of the results of such assays; (ii) the goal of the 2019 - 2020 drill program at the Main Zone being to define and extend mineralization in the eastern and western portions of the Main Zone area; (iii) the potential for a new exploration horizon at Goldlund due to the results from the 2019 - 2020 drill program at the Main Zone indicating that gold mineralization at the Project is associated with andesite; (iv) the timeframe for the suspension of operations at Goldlund due to the current COVID-19 pandemic; (v) the timeframe of the current COVID-19 pandemic and the potential for plans to be adjusted further as the situation evolves; (vi) the Company’s primary focus on developing and permitting Springpole and the advanced exploration of Goldlund; and (vii) realizing the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.